Exhibit 99.1

Thomson Reuters Update on CEO Succession Planning

TORONTO, February 20, 2020 – Thomson Reuters today issued the following statement in response to a Reuters report on CEO succession planning:

“As the company made clear in its statement of October 20, 2019, the Board of Directors considers succession planning and benchmarking for all key executives a matter of good governance.

No decision has yet been taken by the Board on new leadership. An update on progress in the search for a new chief executive officer will be provided as part of the company’s fourth-quarter and full-year 2019 results on February 25, 2020.”

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA David Crundwell Head of Corporate Affairs +44 79 0989 8605 david.crundwell@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com